The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
Facsimile (713) 524-4122

December 12, 2007
Ms. Donna Levy, Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Phone: (202) 551-3292
Fax: (202) 772-9220

Re:      Coil Tubing Technology Holdings, Inc.
            Amendment No. 1 to Registration Statement on Form SB-2
            File No. 333-144677
            Filed September 27, 2007

Dear Ms. Levy,

We have enclosed three red-lined copies of the amended registration statement for your review.  In response to your comment letter dated October 24, 2007, Coil Tubing Technology Holdings, Inc. (the “Company,” “we,” and “us”) has the following responses:

General

1.           We note that you have not complied with prior comment 34, in which we asked you to differentiate the discussions of stock transactions pertaining to your parent company from those pertaining to you, and to include details about your accounting for the $200,000 worth of Grifco common stock. We reissue prior comment 34. In addition to the foregoing, revise your disclosures about share issuances and organizational structure throughout the filing, including the disclosures on pages 5, 35, and F-7, as necessary to address the following points.

We have revised our disclosure to comply with your prior comment 34, under “Description of Business,” “Transactions Involving Our Parent, Coil Tubing Technology, Inc.” and “Coil Tubing Material Stock Transactions.”

a.           state how you valued the Grifco stock received by Mr. Swinford in the March 2005 exchange, and describe any other operations of this entity sufficiently to understand the basis for your ascribed values,

We have added disclosure to the amended Registration Statement regarding the fact that the value given to the shares of common stock received by Mr. Swinford and the third party was determined based on the trading value of Grifco’s common stock on the pinksheets on the closing date of the exchange.

b.           disclose the number of shares of Grifco that Mr. Swinford received in the March 2005 exchange and the percentage of Grifco stock these shares represented,

We have updated the disclosure in the amended Registration Statement to include the total number of shares of common stock that were issued to Mr. Swinford and the third party, and to disclose that such ownership percentage constituted less than 5% of Grifco’s then outstanding shares.

c.           reconcile your disclosure stating that the 51,000 shares exchanged in March 2005 represented 100% of your outstanding shares with your financial reporting of 200,000 outstanding shares in all periods,

We have been unable to determine where you believe the disclosure states that the Company has 200,000 shares outstanding?  The Company has 21,000,000 shares currently outstanding, and had 20,000,000 shares outstanding following the 392.1568627 Forward Split affected on June 19, 2007 (51,000 shares x 392.1568627 = 20,000,000); however, we have added additional disclosures regarding the 51,000 shares totaling 20,000,000 shares subsequent to the forward split.

d.           identify the "third party" to whom you owed $800,000; describe the relationship between that party and Mr. Swinford, describe the material terms of the debt, including the issue date, original principal amount, maturity date and interest, rate; and explain why the third party agreed to accept the stock in exchange for extinguishment of the debt,

We have updated the disclosure in the amended Registration Statement to include a discussion of the “third party” to whom the Company owed $800,000, that there were no relationships between the “third party,” HyCoTec Investments, B.V. (“HyCoTec”), Mr. Swinford and the Company other than in relation to the fact that HyCoTec was previously a shareholder of the Company, but had, prior to the exchange, converted its ownership interest in the Company into debt, which was secured by the Company’s assets.  Neither the Company nor Mr. Swinford has knowledge of why HyCoTec agreed to accept shares of Grifco worth approximately $200,000 for $800,000 worth of debt it was owed, as such decision was a business decision undertaken solely by HyCoTec..

We have also updated the amended registration statement with the original terms of the HyCoTec debt.

e.           explain how you accounted for Mr. Swinford's conveyance of shares to the "third party," in terms of the contribution and forgiveness of debt,

There was no “conveyance” of shares from Mr. Swinford to HyCoTec, the shares issued to HyCoTec were issued directly to HyCoTec from Grifco in settlement of the debt it was owed in connection with the exchange.   In connection with the forgiveness of debt by HyCoTec pursuant to the issuance of the Grifco shares, the Company’s auditors have informed us that a gain was booked on the Company’s books of $664,527 relating to such forgiveness of debt.

f.            indicate the extent of control and influence that Mr. Swinford had over Grifco immediately after the March 2005 exchange,

The Company has added additional disclosures regarding the fact that Mr. Swinford did not have any control over Grifco subsequent to the March 2005 exchange.

g.           describe your role in the November 2005 exchange between Grifco and Coil Tubing, so it is clear why you are identified as a party to the arrangement,

The Company is a party to the November 2005 exchange, as pursuant to Section 3 of the Agreement for Exchange of Common Stock, the Company was required to make certain representations and warranties to IPMC Holdings Corp. (which later became Coil Tubing Technology, Inc. (“Coil Tubing”)) in connection with the exchange.  The Company had no role in the November 2005 exchange other than being the entity exchanged between Grifco and Coil Tubing and confirming the representations and warranties disclosed under Section 3 of the Agreement for Exchange of Common Stock.  Additionally, because the Company is a subsidiary of Coil Tubing, and Coil Tubing has not prepared any audited or unaudited financial statements for the past several years, the Company is not aware of how Coil Tubing accounted for the issuance of the shares of Series B Preferred Stock.

h.           specify the number of your shares received by Coil Tubing in the November 2005 exchange,

We have updated the amended filing with the information you have requested.

i.            disclose the percentage of Coil Tubing shares the 75 million shares exchanged in November 2005 represented, also specifying whether Coil Tubing became a subsidiary of Grifco as a result of this transaction,

We have updated the amended Registration Statement with the information you have requested.

j.            provide us details about your disclosure identifying Coil Tubing as a delinquent filer, including any relevant. CIK and file numbers,

As far as the Company is aware, Coil Tubing, through its predecessor entity, IPMC Holdings Corp. (CIK 0001084463) was a filer under the Exchange Act of 1934, up until May 2003, when it ceased filing reports with the Commission and has been deficient in its filings since that time.  IPMC Holdings Corp. was a delinquent filer prior to the time that IPMC Holdings Corp. and Coil Tubing Technologies, Inc. (Coil Tubing’s predecessor) were merged into Coil Tubing, and prior to the time that Mr. Swinford was appointed as an officer and Director of Coil Tubing.

k.          describe your role in the May 2007 distribution of 75 million Coil Tubing shares held by Grifco to its shareholders, and Coil Tubing's issuance of 1 million shares of Series B Preferred convertible stock to Grifco, and state the reason for this transaction,

The Company had no role in the May 2007 distribution of the 75 million shares of Coil Tubing held by Grifco, the distribution was undertaken solely by Grifco.

Coil Tubing issued 1,000,000 shares of Series B Preferred Stock to Grifco pursuant to and in connection with the Agreement and Release.  Pursuant to the terms of the Series B Preferred Stock, Grifco will be able to exercise the conversion rights associated with the Series B Preferred stock if Mr. Swinford allows Grifco to purchase his Series A Preferred Stock, and if exercised, Grifco will hold an ownership interest in Coil Tubing, which was a requirement of the Agreement and Release.  It is anticipated that Grifco will only exercise its conversion rights after the Company’s Registration Statement and the distribution of the Company’s shares.

l.           identify the shareholders of Grifco receiving the 75 million Coil Tubing shares in the Grifco distribution, and their relationship with Mr. Swinford,

The Company has been unable to identify the shareholders of Grifco who received and who were to receive shares in the Grifco distribution, as the Company does not have access to that information, which is controlled by Grifco.

To the best of the Company’s and Mr. Swinford’s knowledge (neither can be certain without reviewing a listing of the shares distributed by Grifco), Mr. Swinford does not have any relationship with the shareholders of Grifco who were distributed shares in the Grifco distribution, other than as a result of Mr. Swinford being a record shareholder of Grifco in connection with the distribution.

m.          state the reason for issuing the shares of Series B Preferred convertible stock without voting rights to Grifco in May 2007, while also permitting their conversion into 20 million common shares of Coil Tubing if Mr. Swinford elects to sell 1 million Series A Preferred voting stock of Coil Tubing to Grifco for $100, and explain how you established this value,

Grifco’s right to purchase the Series A Preferred Stock, as well as the issuance of the Series B Preferred Stock and associated rights and preferences were negotiated terms of the Agreement and Release entered into between Coil Tubing, the Company and Grifco.  The $100 value given to the purchase of the Series A Preferred Stock shares was an arbitrary amount negotiated between the parties, and was not meant at the time to represent the actual or accounting value of the Series A Preferred Stock.

n.           describe the circumstances under which Mr. Swinford would decide to sell the shares of Series A Preferred Stock to Grifco,

Mr. Swinford was issued the Series A Preferred Stock in Coil Tubing to insure that he would retain control of Coil Tubing up to the date that the spin-off the Company is completed.  It is anticipated that Mr. Swinford will sell the Series A Preferred Stock to Grifco once the spin-off is completed.

o.        disclose the value ascribed to the 1 million shares of Series A Preferred stock that you issued to Mr. Swinford in June 2007, and specify the manner by which you determined this value, including reference to the value of your common shares and the voting privileges,

The value the Company ascribed to the 1 million shares of Series A Preferred stock that were issued to Mr. Swinford in June 2007 was $1,000, which was equal to the par value of the Series A Preferred Stock multiplied by the number of shares (1,000,000 x $0.001 par value = $1,000).

p.           clarify if true that when discussing the Series A Preferred stock that you issued in June 2007, you are not referring to the Series A Preferred stock issued by Coil Tubing in May 2007, even though these appear to have similar terms,

We have clarified the discussion of the Series A Preferred Stock granted in the Company versus the Series A Preferred Stock in Coil Tubing, as you have requested.

q.           state your rationale in attaching a controlling interest to the Series A Preferred stock issued to Mr. Swinford by you and Coil Tubing, without regard to the number of common shares issued,

We have revised the discussion of the Series A Preferred Stock to include the disclosures you have requested.

r.           segregate your discussion of share activity and organizational structure from the discussion of your business.

We have included a reference to the Company’s discussion of “organizational history” versus the discussion of the Company’s “business operations,” as you have requested.

2.           With a view towards disclosure in the prospectus, please provide us with a more complete description of the transaction whereby Grifco acquired 100% of your common stock on March 20, 2005. Specifically, please tell us whether Grifco held the 51,000 shares of your common stock it acquired in its own name or whether such shares were distributed to its shareholders. If the latter, please tell us how many shareholders Grifco had at the time of this acquisition and the exemption relied upon to distribute the shares without registration.

We have updated the disclosure in the amended filing with the information you have requested.

3.           With a view towards disclosure in the prospectus, please provide us with a more complete description of the transaction whereby Grifco acquired Coil Tubing, f.k.a. IPMC Holdings Inc. and Access Health Alternatives, Inc., in late 2005. Specifically, please tell us:

a.          The reason for the acquisition. We note the statement in the Agreement and Release dated May 31, 2007 that Grifco acquired IPMC "in an effort to enhance the profitability and ultimately the return to shareholders related to its coil tubing business,"

The acquisition by Grifco of IPMC was handled entirely by Grifco’s management and presumably, its counsel.  Neither the current management of Coil Tubing nor the Company were involved in negotiating, drafting or finalizing the transaction or the terms of the transaction, nor was their input on the transaction sought.  Later, after the management of Coil Tubing was taken over by Jerry Swinford, it became clear that there were numerous issues with the Grifco/IPMC transaction, including the fact that IPMC was a deficient filer with the Commission, that IPMC may have had liabilities which were unknown to Grifco at the time of the transaction, and that IPMC’s financial statements were unauditable, and as a result, Coil Tubing and the Company obtained separate counsel to assist them with the issues created by the transaction.  The answers described throughout this question 3, have been provided by Mr. Swinford, to the best of his ability; however, as Mr. Swinford has no control and has never had any control over Grifco, and has historically only had limited contact with Grifco, the majority of the responses below are based solely on and the information available to Mr. Swinford, and his beliefs and assumptions derived therefrom.

Prior to March 2005, the Company’s sole operations were the development and introduction of new tool technology to the oil field coiled tubing market segment.  The Company brought this new technology to the market place through the development of proprietary tools and rented or leased “highly specialized” tools to the coiled tubing market place.

Prior to March 2005, Grifco sold and marketed various products, including a limited number of coil tubing products, but those were not its exclusive product line.  Additionally, the “generic” products that Grifco sold were not protected by any patent or trademark rights and such products were sold by numerous competitors.  As a result, it is believed that Grifco products often had to be heavily discounted in order to compete with other manufacturers of similar products in the market place.

It is Mr. Swinford’s understanding that Grifco entered into the acquisition of the Company in March 2005, to enable Grifco to expand its business by utilizing the Company’s proprietary tool lines and increase its revenue through tool rentals (leasing) of the Company’s proprietary products.  It is believed that Grifco intended that the coupling of the Company’s proprietary products with Grifco’s existing fleet of generic tools would allow Grifco to allow it to increase the pricing of its generic products, and to “pull-up” the perception of Grifco’s existing tool lines.

However, immediately following the acquisition of the Company, Grifco found that the Company’s existing customer base would not do business with Grifco as they viewed Grifco as a competitor, due to the well site service which Grifco also participated in.  Additionally, instead of Grifco being able to rent its generic tools without a substantial discount when rented along side the Company’s tools, Grifco’s sales and the prices it charged for its products were not helped from the acquisition, and instead the Company’s customers notified the Company that they would not do business with the Company because it was now connected with Grifco, and such customers believed that Grifco would provide substandard products.

With the fundamental objective in acquiring the Company failing to come about, Grifco’s management determined it would be in the best interests of its shareholders if the coil tubing portion of the business was a standalone entity, which would once again focus solely on proprietary tools and equipment.  In an effort to create such a stand along entity, Grifco acquired approximately 89% of IPMC in exchange for the Company and the Company’s proprietary coil tubing business therein.  IPMC was then merged into a Nevada corporation, with the surviving entity being Coil Tubing.  Grifco’s stated objective in acquiring IPMC was to spin off Coil Tubing to its shareholders which would result in them retaining their ownership of the coil tubing business and allow Coil Tubing to focus, separate from Grifco, on its proprietary tool line.

b.           The business or businesses of Grifco prior to the IPMC acquisition. If Grifco had been involved in the coil tubing business, please tell us the size and scope of such business, and the percentage of Grifco's overall financial results this business represented.

As stated above, Mr. Swinford does not and did not have any detailed knowledge of Grifco’s operations or the size and scope of its revenues or profit.  Mr. Swinford is however, aware that Grifco had some coil tubing related business prior to acquiring the Company, but that such coil tubing products were not its main product line.  At the time of the IPMC acquisition, it is believed that the vast majority of Grifco’s coil tubing business was conducted through the Company.

c.           The business of IPMC immediately prior to the merger. According to the last Exchange Act report filed by IPMC, IPMC had emerged from bankruptcy in September 2002 and in October 2002 had completed a reverse merger with International Paintball Manufacturing Corp., an inactive shell company.

Mr. Swinford is not aware of the operations of IMPC immediately prior to the acquisition of IPMC by Grifco, and in fact, once the management of IPMC (at that time Coil Tubing) was turned over to Mr. Swinford, significant efforts were made to obtain historical financial information for IPMC, which information was not available.

d.           The consideration given and received by Grifco for the acquisition of IPMC.

As stated in the Registration Statement previously, and as clarified in the amended filing, Grifco transferred 100% of the then outstanding shares of the Company’s 51,000 pre forward split shares to IPMC in exchange for 75,000,000 shares (approximately 89%) of IPMC’s then outstanding common stock.

e.           The approximate number of holders of record of IPMC at the time of the acquisition. We note disclosure in IPMC's filings that the company had approximately 134 holders of record at May 15, 2002.

Pursuant to a shareholders list received from Coil Tubing’s transfer agent, Coil Tubing had approximately 310 shareholders on November 15, 2005, on or prior to the date of the acquisition of IPMC by Grifco.

f.            What IPMC shareholder approval, if any, was required or obtained with respect to the acquisition.

The Company’s current management and the current management of Coil Tubing is not aware, nor do they have any knowledge of any shareholder approval given by the shareholders of IPMC in connection with the acquisition of the Company; however, the Company’s current management was not a party to such acquisition.

4.           With a view towards disclosure in the prospectus, please provide us with a more complete description of the corporate history of your parent, Coil Tubing. Specifically, please tell us.

a.           When Coil Tubing was formed and its corporate structure and business, if any, at the time of formation. We note the statement in the Agreement and Release that in late 2005, Grifco acquired IPMC and "via a merger formed" Coil Tubing. Describe in better detail how this was accomplished.

We have added additional disclosure in the Registration Statement regarding the information you have requested.

b.           The "various contributions of capital" to Coil Tubing that Grifco made in part to pay for additional expenses associated with the IPMC acquisition. Also tell us the types of Coil Tubing equipment that were damaged while in Grifco's control.

We have added additional disclosure in the Registration Statement regarding the information you have requested.  The Coil Tubing tools which were damaged while in Grifco’s control include the computer numerical control (“CNC”) equipment, which needed to be repaired and replaced.

d.           The number of shareholders of Coil Tubing at the time of formation and the identity of its major shareholders. We note the statement in the Agreement and Release dated May 31, 2007 that in connection with the 2005 acquisition of IPMC, "Grifco acquired 75,000,000 shares of the then approximate 100,000,000 outstanding shares of common stock" of Coil Tubing. Tell us the identity of the holders of the remaining 25 million shares.

Coil Tubing had only 100 outstanding shares at the time of its formation and prior to the merger with IPMC, which shares were held by Grifco’s President, James Dial.  Additionally, the Company has updated its prior statements to disclose the fact that Coil Tubing had only 14,200,079 outstanding shares prior to the issuance of the 75,000,000 shares of common stock to Grifco in connection with the Exchange Agreement.  As reported in the amended filing, the 14,200,079 shares were held by an aggregate of approximately 310 shareholders.  Of the 14,200,079 outstanding shares, 6,333,334 shares, representing 44.6% of Coil Tubing’s outstanding stock were held by Ramsy Holding Corp., 3,401,361 shares, representing 23.9% of Coil Tubing’s outstanding stock were held by Mercatus and Partners Ltd., and 2,223,334 shares, representing 15.7% of Coil Tubing’s outstanding stock was held by The Myrtle Heim Declaration Trust.  No other shareholders accounted for more than 5% of Coil Tubing’s outstanding common stock other than the shareholders described above, and the Company is not aware of the beneficial owners of the shares described above.

e.           Each transaction whereby a material amount of shares of Coil Tubing was issued or exchanged.

The Company has provided this information to the best of its ability in the amended Registration Statement.  The Company’s management is not aware of the specific transactions which occurred or the reasons for such transactions, which occurred prior to the Company’s current management taking over control of Coil Tubing, including the issuances of shares in December 2005, to Eric Littman, Progressive Media Inc. or James Thorpe, in connection with the conversion of Convertible Notes, nor does the Company’s management know the terms of those prior Convertibles Notes or conversions.

f.            When and under what, circumstances Coil Tubing issued the 1 million shares of Series A Preferred Stock of Coil Tubing to Mr. Swinford, which shares represent 51% of Coil Tubing's voting shares. We note that these shares were issued on May 7, 2007 "to reflect Swinford's continuing efforts on behalf of [Coil Tubing] and to allow him to maintain control over [Coil Tubing]." Please disclose how these shares were accounted for by Coil Tubing,

Please see the response to Question 1 (m), (n) and (o) above.

g.           When and under what circumstances Coil Tubing issued the 1 millionshares of Series B Preferred Stock of Coil Tubing to Grifco. Please disclose how these shares were accounted for by Coil Tubing,

Please see the response to Question 1 (m) and (n) above.

5.           Please explain in better detail your statements that, "In November 2005, Coil Tubing Technology, Inc., our parent (then named IPMC Holdings Corp. "Coil Tubing"), we and Grifco entered into an Agreement For Exchange of Common Stock (the "Exchange Agreement"), whereby Coil Tubing agreed to exchange 75,000,000 newly issued shares of its common stock for 100% of our outstanding shares- As a result of the Exchange Agreement, we became a wholly owned subsidiary of Coil Tubing," Specifically, tell us:

a.           Whether the "75,000,000 newly issued shares" were the 75 million shares acquired and held by Grifco in connection with its acquisition of Coil Tubing in late 2005, as discussed in the Agreement and Release.

We have revised the amended filing to clarify under the description of the release, that the 75,000,000 shares you referred to in connection with the Agreement and Release were the same 75,000,000 shares issued to Grifco in connection with the November 2005 Exchange Agreement.

b.        Who held your common stock prior to the exchange.

We have clarified that Grifco held our common stock (pursuant to the March 2005 Purchase Agreement), prior to the exchange.

Calculation of Registration Fee

7.           We note your response to our prior comment 5. Please update the "Determination of Price" section accordingly, and explain how the price was determined.

We have updated the registration statement as you have requested.  As stated in the filing, the price of $0.10 per share is an arbitrary determination of the value of the Company’s shares, as there not currently a market for the Company’s shares, and there is no way to estimate what the ultimate trading price of the Company’s common stock will be, if anything.

Cover Page of Prospectus

8.           We note your response to our prior comment 6, and reissue it in part. Update the lead-in paragraph to the Risk Factor section on page 12.

We have updated the amended Registration Statement as you have requested.

Risk Factors General

9.           We note your response to our prior comment 19. However, you have included mitigating language in the risk factor you have added on page 14- Please delete the first two clauses of the sentence that begins with "While we believe...."

We have updated the disclosure in the amended filing as you have requested.

10.        We note your response to prior comments 1 and 2. Given that Mr. Swinford is thesole officer and director of Coil Tubing and the sole officer and director of the company, please provide risk factor discussion of the delinquent filing status of Coil Tubing (f/k/a IPMC Holdings Corp). Specifically, disclose that Mr. Swinford, as Coil Tubing's sole executive officer and director since January 2006, has failed to cause Coil Tubing to file any current, quarterly reports or annual reports as required by the Exchange Act. Disclose that Mr. Swinford has no current plans to comply with the filing requirements of the Exchange Act or to provide investors with current information regarding Coil Tubing, Disclose that as a result of this failure, investors in Coil Tubing's stock do not have any current financial or other information regarding Coil Tubing and their investment therein. Disclose that because Mr. Swinford is similarly the sole officer and director of the Company, he will have similar reporting obligations for the Company, and that there is a risk that the Company may not meet these obligations and investors similarly may not receive current information regarding their investment in the Company.

We have added a risk factor as you have requested titled, “We May Be Late In Filing Our Periodic Reports Or May Not Be Able To File Our Periodic Reports As We Only Have One Officer And Director, Who Is Also The Sole Officer And Director Of Our Parent Company, Coil Tubing, Which Is Delinquent In Its Filings,” to the amended Registration Statement.

"A significant amount of our revenues are due to only a small number of customers,,,,"

11.        Disclose in this risk factor, as stated in your response to prior comment 35, that you do not have any contracts in place with your customers,

We have updated the amended registration statement with the information you have requested.

Risks Relating to Our Securities

"We may have potential liability…..”

12.        We note the last sentence of this risk factor that states that there may be a conflict of interest between you and Grifco. Describe the conflicts and how they may adversely affect your results.

We have added the additional disclosures you have requested to the amended Registration Statement.

The Spin-Off

13.        We note the sentence in the introductory paragraph, 'The spin-off is being undertaken by Coil Tubing to allow our management and the management of Coil Tubing to focus on their respective businesses." Please reconcile this with your response to prior comment 15.

We have revised the disclosure under the introductory paragraph of “The Spin-Off” to be consistent with the disclosure provided under “Why are we engaging in this distribution,” under “Questions and Answers Concerning the Stock Distribution.”

Reasons for the Distribution

14.        Please include in this section the information found on page 26 under "Why are we engaging in this Distribution?"

We have added the information you have requested to the amended filing.

15.        Please add a question and answer regarding the connection between Grifco and the company.

We have added the disclosure you have requested to the amended Registration Statement.

Security Ownership of Certain Beneficial Owners and Management Shareholders of Coil Tubing

16.        Please advise how you determined that your parent has "approximately 335 record shareholders" in light of your claim on page 21 that the spin-off by Grifco did not include distributions to all of Grifco's shareholders.

The quote above deals specifically with record shareholders of the Company, and represents the current number of record shareholders disclosed on the Company’s record list of shareholders.  We have added additional disclosure regarding the fact that this number may not include certain shareholders which may have been left out of the Grifco distribution.

Recent Events

17.        Describe the reasons why the Agreement and Release and Restatement and the Novation of Agreement for Exchange of Common Stock were entered into.

We have added the disclosure you have requested.

Certain Relationships and Related Transactions

Tabular Disclosure of Consideration Provided to our Chief Executive Officer Jerry Swinford During the Year ended December 31, 2006 and as of Year to Date."

18.        We note your response to our prior comment 41, and reissue it in part. Please disclose anything of value (including money, property, contracts, options, or rights of any kind) received by Mr. Swinford during the past five years, or to be received.

We have updated the amended filing with the information you have requested.

Description of Capital Stock

Provisions of the Company's Charter or By-laws which would delay, deter or prevent a change of control of the Company

19.        We note your response to our prior comment 50, and reissue it in part. Add a description of your blank check preferred stock.

We have updated the amended Registration Statement with the information you have requested.

Financial Statements

General

20.        We note that in response to prior comment 53, you updated your financial statements through June 30, 2007. Please re-label the date of your balance sheet on page F-2 and ensure that all numbers presented reflect your balance sheet as of June 30, 2007.

We have updated the amended registration statement with the information you have requested.

Statements of Operations, pages F-3 and F-11

21.        We note that you have not complied with prior comment 55, regarding your disclosure of gross profit measures not reflecting all costs of sales, such as depreciation expense attributable to cost of sales. Please revise your statements of operations to consistently classify your depreciation expense period to period. We reissue prior comment 55.

The Company has revised its Statements of Operations to classify a portion of our depreciation (showing it as a separate line item) as a component of sales, as you have requested.

Note 4 - Stockholders' Equity, page F-7

22.        Modify your disclosure under this heading to include a subsection entitled Common Stock - Voting Rights, or a similar caption, to emphasize the curtailed voting privileges imposed by the issuance of your Series A Preferred Stock.

The Company has included the heading you have requested in the amended Registration Statement under Note 4.

Note 1 - Organization and Operations, page F-14

23.        We note that in response to prior comment 57, you segregated rental tools from machinery and equipment, and now show separate line items for each of these on the balance sheet. However since you also sell tools, as disclosed on page F-15, please expand your disclosure to explain why you do not have tools inventory on your balance sheet, as previously requested. If you plan to make further correction, add a discussion of your tools inventory accounting policy to Note 2, as applicable, Note 2 - Summary of Significant Accounting Policies, page F-14

The Company has revised its disclosures as you have requested.  All tools are recorded on the Company’s books as rental equipment.  The primary focus of the rental equipment is to generate rental income.  Total Cost of Sales includes two components: Depreciation of the rental fleet and cost of sales.  Cost of sales includes the cost of items which are lost or damaged by customers and the cost of coil tubing products which are ordered and delivered to the customer.  The Company does not maintain inventory of tools or products for sale.  There are no tools sitting idle waiting to be sold.  Tools are rented to customers as per the customers needs.  If a customer wants to buy coil tubing related products, the Company acquires the products for resale and delivers the products. The process is typically completed in less than thirty days, and is recorded directly to cost of sales as such products are acquired for the specific order and immediately sold.

24.        We note that in response to prior comment 58, you revised your disclosure to explain your accounting for lost drilling tools, indicating that you record gain or loss for any difference between your tool net book value and payment received from the customer. However, as you present no gain or loss line item in your statements of operations, further expand your disclosure under this heading to identify the financial statement line items impacted by your accounting, and modify your disclosure on page 44 to discuss the effect of the lost tools on your expenses, as requested in prior comment 58.

The Company has revised its disclosures as you have requested.  As the Company's primary source of revenue is tool rentals and the gain or loss from lost or destroyed tools does not amount to a significant source of revenue for the Company, the funds received from lost or destroyed tools are included in Revenue and the associated expense is included withing Cost of Sales.  Please see also the Company's response to Comment #23 and the revised disclosures referenced therein.

Yours very truly,

/s/ John S. Gillies
John S. Gillies